SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For immediate release

Dividend Declaration

PRUDENTIAL PLC

(the “Company”)

14 April 2010

Scrip Dividend Reference Price

The Company announces that the reference price for the fully paid extra shares to be issued to shareholders who elect to receive the scrip dividend alternative for the 2009 final dividend is 569.6 pence per share. The reference price has been calculated in the usual way as an average of the middle market quotations for the Company’s shares as derived from the Daily Official List of the London Stock Exchange for the five business days commencing on the ex-dividend date. The Company’s ordinary shares were marked ex-dividend on 7 April 2010.

Since the record date for the Company’s rights issue, announced on 1 March 2010, will precede the dividend payment date, the scrip shares will be issued ex entitlement to the rights issue. To take account of this, the Board intends to propose a resolution, at the general meeting to be convened to approve the rights issue, that will confer on them authority to adjust the scrip reference price by the bonus factor of the rights issue. If such authority is not given, the Board intends to cancel the scrip dividend alternative in respect of the 2009 final dividend in accordance with standard practice as set out in the Company’s scrip dividend booklet.

Further Information

Shareholders wishing to receive scrip dividend in respect of the 2009 final dividend and who have not already submitted a mandate form, should return a mandate form to Equiniti Limited, Share Dividend Team, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA to arrive no later than 13 May 2010.

Mandate forms and the scrip dividend booklet containing the terms of the Company’s scrip dividend scheme are set out on the Company’s website at: http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/

If you have already completed a valid scrip dividend mandate form, it will remain valid until you cancel your election and you need not return any documentation to receive this scrip dividend.

The scrip dividend will be paid on 27 May 2010 (the dividend payment date) to the ordinary shareholders of the Company on the register at close of business on 9 April 2010 (the record date).

For further information please contact Equiniti on 0871 384 2268. Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

Enquiries to:

Penny Follows, Shareholder Services and Share Plans Manager: 020 7548 3821

Company official responsible for making notification

Clive Burns, Head of Secretariat: 020 7548 3805

This announcement is not an offer for sale of or a solicitation of any offer to buy securities in the United States. Securities may not be offered or sold in the United States absent registration with the US Securities and Exchange Commission or an exemption from registration under the US Securities Act of 1933, as amended (the “Securities Act”). The shares and other securities mentioned in this announcement have not been, and will not be, registered under the Securities Act or under the securities laws of any state or territory of the United States. They may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. Prudential does not intend to register any part of the offering of any of the securities referred to herein the United States or to conduct a public offering of such securities in the United States

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Penny Follows
Penny Follows
Shareholder Services and Share Plans manager